Skadden, Arps, Slate, Meagher & Flom

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ¨*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Kai Sun

Paloma P. Wang

♦ (Also Admitted in
England & Wales)

* (Also Admitted in New York)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ________ TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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July 26, 2022

VIA EDGAR

Ms. Jan Woo, Legal Branch Chief

Mr. Austin Pattan, Staff Attorney

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	UCLOUDLINK GROUP INC. (CIK No. 0001775898) Responses to the Staff’s Comments on the Amendment No. 7 to Registration Statement on Form F-3 Filed on June 29, 2022

Dear Ms. Woo and Mr. Pattan:

On behalf of our client, UCLOUDLINK GROUP INC., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 12, 2022 on the Company’s amendment no. 7 to registration statement on Form F-3 filed on June 29, 2022 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is filing amendment no. 8 to the Company’s registration statement on Form F-3 (the “Revised Registration Statement”) including certain exhibit thereto via EDGAR with the Commission for review.

Securities and Exchange Commission

July 26, 2022

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Registration Statement.

Comments in Letter Dated July 12, 2022

General

1.	We note that you exclude Hong Kong and Macau from your definition of PRC or China. Please revise to remove these exclusions from this definition.

In response to the Staff’s comment, the Company has revised the disclosure on page ii of the Revised Registration Statement.

2.	Please clarify that all the legal and operational risks associated with being based in and having operations in the PRC also apply to operations in Hong Kong.

In response to the Staff’s comment, the Company has revised the disclosure on pages 10 and 14 of the Revised Registration Statement.

*        *        *

Securities and Exchange Commission

July 26, 2022

If you have any questions regarding the Revised Registration Statement, please contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures.

cc:	Chaohui Chen, Chief Executive Officer, UCLOUDLINK GROUP INC.

Zhiping Peng, Chairman of the Board of Directors, UCLOUDLINK GROUP INC.

Yimeng Shi, Chief Financial Officer, UCLOUDLINK GROUP INC.